June 22, 2006
MAIL STOP 0511

via U.S. mail and facsimile

Todd Larsen, CEO
First Corporation
254 - 16 Midlake Boulevard
Calgary, AB T2X 2X7

RE:     First Corporation
      Form SB-2, Amendment 4,
      Filed May 15, 2006
      File No.:  333-122094

Dear Mr. Larsen:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please include a marked copy showing changes made from the prior amendment when you file future amendments.

Registration Fee Table
2. We note the increase in the common stock being registered in this offering. Please revise the calculation of the fee table in light of the increase in the common stock being offered.


The Offering, page 1
3. Please add back the summary offering information, such as the minimum and maximum for the company offering, the amount of common stock currently outstanding, etc.

Summary Financial Information, page 2
4. Please revise to include the balance sheet data for the year ended
September 30, 2005 and operating data for the years ended
September
30, 2005 and 2004. In addition, it appears that the operating expenses since inception to March 31, 2006 should be revised to $
47,373.   Please ensure that the financial data reported is
consistent with the financial statements presented.

Risk Factors, page 2
5. Clarify the minimal amount that you spent to re-stake the claims
and avoid the minimum assessment by the government.  Disclose who re-
staked the claim.
6. We note the removal of the disclosure from risk factor seven regarding the access to the mineral claims being restricted to the period between May and October. Please revise the disclosure to clarify whether the mineral claims are now accessible throughout the year. If they are, please explain the reason for including a risk factor about limited access to your mineral claims when you appear to have access year-round.
7. We continue to note discrepancies in the number of shares of common stock being offered by the company. The prospectus cover page indicates a maximum of 2 million shares.  Risk factor 15 refers to
1
million shares being offered by the company. Please revise the disclosure throughout the prospectus to clarify the amount being offered by the company.

Use of Proceeds, page 7
8. We reissue comment number thirteen from our letter dated
January
17, 2006.  Provide more specificity concerning the amount
allocated
to general working capital. Also, please ensure that the category contains only general working capital. For example, remove the "$96,300" listed in Table 2 on page 8 under "General Working Capital"
and revise to include line items for phase two costs, since you have
disclosed, on page 9, that it is for phase two, rather than
general
working capital.
9. We reissue comment number fifteen from our letter dated January 17, 2006. Please note that the fifth paragraph of this section, which paragraph begins "We do not anticipate compensating ...." is not consistent with the rest of the paragraph. Please disclose the names of the individuals that may receive compensation from the proceeds and state the amount allocated to each. Also, consider adding a line item for any compensation to be paid to officers and directors rather than including as part of general working capital.
10. Please include in the above table the disclosure in this section regarding offering expenses which the officers might loan to the company. Clarify whether these loans will be repaid from offering expense. Also, clarify whether Ms. Cousineau`s previous advance of
$6,500 to re-stake your claims and cause a new geological report to be issued is included in the $30,000.

General Working Capital, page 10
11. We reissue comment number sixteen from our letter dated
January
17, 2006. Please revise the offering costs referred to in this section with the disclosure in part II of the registration statement.

Dilution, page 11
12. Please update the disclosures in this section. Please ensure that the percentage of the consideration to be paid by the investors in this offering is correct.
13. It appears to us that the net tangible book value per share presented under the scenarios after 33 1/3%, 75% and 100% of offering should be revised to $ .01, $ .01 and $ .02 respectively. Accordingly, dilution and other related disclosures need to be revised as appropriate. Please revise or demonstrate to us how your computations are appropriate.

Selling Shareholders, page 13
14. We note the increase in the common stock being registered for resale and the addition of Mr. Fong to the selling shareholders table. Please clarify when each selling shareholder purchased the shares being registered for resale. We may have further comment.

Plan of Distribution, page 16
15. We reissue comment number twenty-two from our letter dated January 17, 2006. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. Also, please reconcile the statement that "our legal counsel has advised that our officers and directors contact investors receiving copies of our prospectus only in response to contact being initiated by a potential purchaser" with the statement that "Mr. Larsen and Ms. Cousineau intend to contact all the investors who received a copy of the registration statement to see if the investor wishes to participate in the offering." We may have further comment.

16. We note the statement that if you are unable to sell the minimum in this offering that the costs of the offering would be covered by your officers and directors. Clarify whether they are legally obligated to provide such funding.

Directors, Executive Officers, Promoters and Control Persons, page
22
17. Disclose the price paid by Mr. Larsen for the shares purchased from Mr. Forst. Also, disclose the exemption relied upon in the resale of these securities and the facts supporting reliance upon the exemption.

Organization within the Last Five Years, page 27
18. It appears that Mr. Forst would still be considered a promoter of the company. We direct your attention to Item 405 of Regulation C for the definition of promoter. Please revise the disclosure accordingly.

Description of Business, page 27
19. Please explain the statement that the acquisition of the mineral claims was from Todd Larsen. The agreement was with Mr. Forst.
Please explain or revise.
20. Please add back the discussion of compliance with governmental regulation.

Plan of Operations, page 33
21. We reissue comment number thirty-two from our letter dated January 17, 2006. Please provide a detailed discussion of the activities to be undertaken in phase one and those activities that will occur if you proceed to phase two.
22. We reissue comment number forty-two of our letter dated
January
17, 2006. Please ensure that you include time frames for each milestone in the phase, rather than just one time frame for the entire phase. Also, include estimated costs for each milestone in phase two and any following phases, as you have done in the "Use of
Proceeds" section for phase one. In addition, include the anticipated sources of funding for the work you do following phases one and two.
23. Under "Phase Two," at the top of page 36, clarify whether or not you will limit yourself to "oil and gas exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. We may have further comment.
24. Please disclose in greater detail any additional work to be conducted as part of or after phase two. For example, we note the reference to drilling after phase two.
25. Clarify whether the advances of up to $30,000 that may be issued to the company will include interest and whether there will be a fixed date of repayment.

Certain Relationships and Related Transactions, page 36
26. Include Ms. Cousineau`s $6,500 loan to the company, and any other officer/director loans in this section. Update the section as appropriate.

Summary Compensation Table, page 39
27. Please update to include the most recent fiscal year, 2005.
Also, include your prior CEO.

Balance Sheet
28. You disclose on the face of the September 30, 2005 balance sheet that 1,151,000 shares of common stock are outstanding and also disclose in the statement of stockholders` equity that 11,510,000 shares are outstanding as of September 30, 2005. Please revise these two financial statements to be correct and consistent.

Statements of operations and cash flows for the six months ended March 31, 2005, pages F-11 and F-12
29. Revise the interim statement of operations for the six months ended March 31, 2005 to include $15,000 of mineral acquisition expenses and $15,000 of services rendered by the Company`s president.
Revise the interim statements of cash flows to disclose these items as adjustments in the reconciliation of net loss and cash flows used in operations and the services rendered as noncash investing and financing activities and the acquisition of mineral claims as cash flows from investing activities. We note your disclosures in the notes to the financial statements that these transactions occurred in
October 2004 yet we do not see them in the interim financial statements for the six months ended March 31, 2005.

Note 5 - Related Party Transactions, page F-8
30. You state here that mineral claims were acquired for $15,000 cash in October 2005. We presume this disclosure is incorrect based on the disclosures in Note 3 and in the annual financial statements that both indicate that this transaction occurred in September 2005. Please revise Note 5 to disclose the appropriate period in which this transaction occurred.
31. You disclose here that 12,500,000 shares were issued to the Company`s president for services rendered in October 2005. We presume this disclosure is incorrect based on the presentation of this transaction in the statements of operations and cash flows for the year ended September 30, 2005 and the disclosure in Note 4 indicating that the transaction occurred during October 2004. Please revise Note 5 to disclose the appropriate period in which this transaction occurred.

Consent
32. The date of the audit report referenced in the consent (May 5, 2006) is not the same as the actual date of the audit report
(April
7, 2006). Please advise your accountant to revise the consent.
33. Please file a current consent in any amendment.

Part II
Item 26.  Recent Sales of Unregistered Securities
34. Please revise this section to make it clear, for each offering, which exemption from registration you are claiming and the facts you have relied upon to make the exemption available. Also, if you are claiming two different exemptions for one offering, please disclose the facts that you have relied upon for the availability each exemption.

Signatures
35. We note your response to comment number sixty-eight of our letter dated January 17, 2006. The controller or principal accounting officer must also sign the registration statement. See
Instruction 1
under "Signatures" to Form SB-2.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Joseph Emas By facsimile to 305-531-1174

First Corporation
June 22, 2006
Page 7